FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2011

Commission File Number 001-15266

BANK OF CHILE (Translation of registrant's name into English)
Ahumada 251 Santiago, Chile (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....Ö.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Superintendency of Banks, Chilean Superintendency of Securities and Insurance and local Stock Exchanges, informing of a the decision of the Central Bank of Chile regarding its position in connection with the capitalization agreed upon at the Bank’s Extraordinary Shareholders meeting held on March 17, 2011.

Santiago 21th March, 2011

Mr.

Carlos Budnevich Le-Fort

Superintendent of Bank and Financial Institutions

Present

RE: ESSENTIAL INFORMATION

Mr. Superintendent:

Pursuant to Articles 9 and 10 of Law No. 18.045 and Chapter 18-10 of the Regulations of the Superintendency of Banks and Financial Institutions, I inform you as an Essential Information, that on March 21st, 2011, the Central Bank of Chile communicated to Banco de Chile that in the Extraordinary  Session, No, 1597E, held today, the Board of the Central Bank of Chile resolved to request its corresponding surplus, from the fiscal year ended on the 31st of December 2010, including the proportional part of the agreed upon capitalization profits be paid in cash currency.

Sincerely,

Alejandro Herrera Aravena

Acting General Manager

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2011

Banco de Chile

/s/ Alejandro Herrera Aravena

By: Alejandro Herrera Aravena

Acting General Manager